SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

24 June 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Documents lodged with the UK Listing Authority's
Document Viewing Facility

London, UK; Brentwood, TN, US:
24 June
 2008
 -
 Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that the
Company's
Annual Report and Financial Statements for the year ended 31 March 2008
, together with a

Circular to Shareholders containing
the

Notice of the Company's Annual General Meeting to be held at 12.00 noon on Tuesday 22 July 2008 at the offices of Ashurst LLP, Broadwalk House, 5 Appold Street, London EC2A 2HA
,

have
 been posted to shareholders
 today.

In accordance with
Listing Rule 9.6.1R
 the following documents have
been forwarded to the
UK Listing Authority
 and will shortly be available for inspection at
The UK Listing Authority's
Document Viewing Facility,
which is situated at
 25 The North Colonnade, Canary Wharf, London E14 5HS:

  Protherics PLC Annual Report and Financial Statements f
  or the year ended 31 March 2008;
  Circular to shareholders containing
  a

  Notice convening the Company's
  2008
  Annual General Meeting
  (the "Meeting")
  and
   an
  explanation of
   the
   business to be
  transacted
  at the
   Meeting;
  Copies of the Company's Articles of Association
  which contain
  amendments
   to be proposed at the Meeting
  ;
  Rules of
  the Company's

  new
  2008 Savings Related Share Option Scheme,
   which
  is
   to be submitted to shareholders for approval
   at the Meeting
  ; and
  A copy
  of
  proposed
  amendments
   to the
  Company's
  1996 Unapproved Share Option Scheme, which
  are to
   be submitted to shareholders for approval
   at the Meeting
  .

A copy of the Company's Annual Report and Financial Statements can be accessed on the Company's website at

www.protherics.com
.

| Ends |

For further
information
 please contact
:

Protherics
Nick Staples , Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0) 1928 518000

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno, Jonathan Birt	+1 212 850 5600

Or visi
t
www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 24 June 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director